United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of November 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

Press Release
     CVRD wins nine gas exploration license in ANP auction
Rio de Janeiro, November 27, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it won today, for R$ 31 million, the right to explore nine gas exploration blocks in different regions in Brazil in the public auction promoted by Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP), the Brazilian regulatory agency for the oil industry. CVRD aims to use the natural gas resulting from this exploration effort to meet its energy consumption needs.
In the Santos basin, off the Brazilian Southeastern Coast, CVRD will explore three blocks: (1) S-M-791 and S-M-792, through the consortium CVRD (30%), Petrobras (40%) and Maersk Oil (30%), and (2) S-M-731, through the consortium CVRD (40%) and Petrobras (60%).
In the Pará — Maranhão basin, the Company won the right to explore four blocks — PAMA-M187, PAMA-M188, PAMA-M222, and PAMA-M223 — through the consortium CVRD (30%), Petrobras (40%) and Ecopetrol S.A. (30%).
In the Brazilian Northeastern region, in the Parnaíba basin, CVRD will explore two blocks, PN-T66 and PN-T86, through the consortium CVRD (20%), Petrobras (40%) and Devon Energy Corporation (40%).
As a major energy consumer, CVRD is seeking to diversify and optimize its energy grid through increased use of thermal coal, renewable fuels and natural gas.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 27, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations